Exhibit 99.1

With regards to the distribution of a dividend on April 21, 2015, the Company provides the following data regarding the calculation of the rate of tax being withheld at source from the dividend:

Source	% of Dividend	Israeli Resident Individual Tax %	Israeli Resident Corporation Tax %	Foreign Resident Tax %
Regular Income	5.58882	25	0	25
Benefited Enterprise	12.77709	15	0	15
Preferred Enterprise	81.63408	20	0	20

Weighted tax: Israeli resident individual: 19.64059%, Israeli resident corporation: 0.00000%, Foreign resident 19.64059%.